UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 3, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Freshpet, Inc.

File No. 005-88490 - CF#33763

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Jacobs Holding AG submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Schedule 13D filed on April 29, 2016.

Based on representations by Jacobs Holding AG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.1   through April 29, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary